UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
International Wire Group, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
460933104

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460933104	13G	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS
Mast Credit Opportunities I Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		791,652 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		791,652 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,652 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	460933104	13G	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS
Mast Credit Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		791,652 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		791,652 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,652 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	460933104	13G	Page	4	of	8	Pages

1	NAMES OF REPORTING PERSONS
Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		791,652 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

791,652 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,652 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	460933104	13G	Page	5	of	8	Pages

1	NAMES OF REPORTING PERSONS
David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		791,652 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

791,652 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,652 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 6 of 8 Pages

Item 1.
(a) Name of Issuer: International Wire Group, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 12 Masonic Avenue, Camden, NY 13316.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund, Ltd., Mast Capital Management, LLC, David J. Steinberg and Christopher B. Madison who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Managers”) are the managers of Mast Capital Management, LLC (“Capital”), which serves as investment adviser for Mast Credit Opportunities I Master Fund, Ltd. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church, Street, George Town, Cayman Islands
The principal business office for Capital and each of the Managers with respect to the shares reported hereunder is 535 Boylston Street, Suite 401, Boston, MA 02116.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The Managers are U.S. citizens.
(d) Title and Class of Securities: Common stock, $0.01 par value per share (“Common Stock”)
(e) CUSIP Number: 460933104
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership:
As of December 31, 2007, the Reporting Persons, in the aggregate, beneficially owned 791,652 shares of Common Stock of the Issuer. The beneficial ownership of each Reporting Person as of December 31, 2007 is as follows: (i) the Fund beneficially owns an aggregate of 791,652 shares of Common Stock, representing approximately 8.0% of the class, (ii) Capital, as investment adviser to the Fund, and Mr. Madison and Mr. Steinberg, as the managers of Capital, beneficially own 791,652 shares of Common Stock, representing approximately 8.0% of the class. The

Page 7 of 8 Pages

percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 9,951,002 shares of the Common Stock of the Issuer outstanding as of October 31, 2007, as reported in the Issuer’s most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended September 30, 2007.
The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of the Fund, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund. Each of Mr. Madison and Mr. Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund.
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A
Item 8. Identification and Classification of Members of the Group:
N/A
Item 9. Notice of Dissolution of Group:
N/A
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

By:	/s/ Christopher B. Madison
Name:	Christopher B. Madison
Title:	Director

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher B. Madison
Name:	Christopher B. Madison
Title:	Manager

Christopher B. Madison

/s/ Christopher B. Madison

David J. Steinberg

/s/ David J. Steinberg

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 13, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of International Wire Group, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

By:	/s/ Christopher B. Madison
Name:	Christopher B. Madison
Title:	Director

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher B. Madison
Name:	Christopher B. Madison
Title:	Manager

Christopher B. Madison

/s/ Christopher B. Madison

David J. Steinberg

/s/ David J. Steinberg